

September 16, 2011

Via E-mail
Mr. Lawrence P. Reinhold
Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

> **Re:** **Systemax Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 17, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 11, 2011**
> **File No. 1-13792**

Dear Mr. Reinhold:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies and Estimates, page 17

1. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical

accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Refer to SEC Release No. 33-8350.

Financial Condition, Liquidity and Capital Resources, page 22

2. Please consider disclosing the amount of capital expenditures you expect to incur in your upcoming fiscal year as we believe this would provide useful information to readers in assessing your liquidity. To the extent that you have material commitments for capital expenditures as of the end of the fiscal year, please describe those commitments and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2)(i) of Regulation S-K.

Financial Statements, page 31

Consolidated Statements of Operations, page 34

3. Please tell us your basis for classifying foreign currency exchange losses as non-operating expense in your statements of operations. In doing so, please explain to us the underlying transactions that gave rise to these foreign currency exchange losses and provide us with your detailed analysis of why you believe classifying these losses as non-operating expense is more appropriate than including them within the subtotal "operating income." Also tell us how you considered prevailing practice, since it appears that most companies classify foreign currency exchange gains and losses within the subtotal "operating income."

Notes to Consolidated Finance Statements, page 37

1. Summary of Significant Accounting Policies, page 37

4. We note that you defer and recognize revenue from extended warranty and support contracts over the contract period. If, as we assume, these contracts are separately priced contracts, please tell us the nature and significant terms of these arrangements and clarify whether you or third parties are the legal obligor under these contracts. Please also quantify the warranty and support revenue recognized on these contracts for the periods presented, and tell us and disclose in future filings if you recognize revenue on a straight-line or some other basis.

11. Segment and Related Information, page 48

5. We note that you present revenues by product category in your financial results press releases furnished with Form 8-K. Please present similar disclosure in your future Form 10-K filings pursuant to ASC 280-10-50-40.

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

6. Please amend your filing to provide a signed consent from your auditors.

Form 10-Q for the Quarterly Period Ended June 30, 2011

8. Settlement Agreement, page 10

7. We note that you executed a settlement agreement with Gilbert Fiorentino in conjunction with the acceptance of his resignation. We note that the agreement called for Mr. Fiorentino to surrender certain assets to the Company valued at $11 million, which included 1,130,001 shares of your common stock and $480,000 in cash. We further note that you recorded this settlement as an $8.4 million gain in your statement of operations during the quarter ended June 30, 2011. Please address the following items related to this settlement:

   - Please provide us with a detailed listing of the accounts that comprised the $8.4 million gain, describe each item in sufficient detail, tell us the accounts to which each component was recorded, and explain your basis in GAAP for the accounting for each item. Please specifically address why you believe it is appropriate to record the entire gain, including the portion related to surrender of your shares, in your statement of operations.

   - Please tell us how your $11 million settlement correlates to the surrender of shares and cash valued at approximately $8.4 million.

   - Tell us why you believe this gain is properly recorded in operating income as opposed to non-operating income. Provide us with your basis in GAAP that supports your classification.

   - We note that your statement of shareholders' equity reflects the return of 550,000 shares of common stock valued at $7.890 million and the surrender of fully vested options that resulted in a decrease to additional paid in capital of $1.029 million. Please tell us how you valued the 550,000 shares that appear to have been returned to you by Mr. Fiorentino, including the specific valuation date(s) you utilized. Also tell us how you recorded the surrender of the stock options. Please cite the authoritative accounting guidance you used to account for these items. Furthermore, please reconcile the activity in your statement of shareholders' equity to your disclosure on page 10 which states that 1,130,001 shares of common stock have been returned by Mr. Fiorenetino.

- We note that you believe that the matters investigated did not have a material impact on your previously reported financial results in any reporting period. Please provide us with your analysis which outlines the financial impact for each reporting period affected and provide us with your qualitative and quantitative analysis on why a restatement was not necessary. If there was a previously undetected misappropriation of assets, please tell us how you accounted for such losses, if at all, once you discovered such improprieties.

- Please tell us whether the settlement agreement has been fully executed as of June 30, 2011 or whether there were/are ongoing matters that still need to be resolved and executed. In doing so, tell us whether any gain contingency was recorded as of June 30, 2011 and, if so, tell us your basis for recording such contingency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief